801 FIFTH AVE	SEATTLE, WA 98104	206.272.5555

February 5, 2025

VIA EDGAR

Ms. Brittany Ebbertt
Ms. Christine Dietz
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	F5, Inc.
Form 10-K for the year ended September 30, 2024
Form 8-K Furnished on January 28, 2025
File No. 000-26041

Dear Ms. Ebbertt and Ms. Dietz:

F5, Inc. (the “Company”, “we” or “our”) acknowledges receipt of the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 30, 2025 (the “Comment Letter”) relating to our Form 10-K for the year ended September 30, 2024 and Form 8-K furnished on January 28, 2025. We submit this letter in response to the Comment Letter received from the Staff.

For your convenience, we have set forth each of the Staff’s original comments in bold and italicized typeface to which we respond below.

Form 10-K for the year ended September 30, 2024
Consolidated Income Statements, page 49

1.We note subscription revenue, which includes revenue from SaaS and managed services and term-based license subscriptions, was approximately 22.1% of total revenue for the year ended September 30, 2024. Accordingly, and if material, revise to separately present revenue from services, such as SaaS and managed services, from product revenue on the face of your income statement. Relatedly, revise to also separately present cost of revenue related to these sources. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X. As part of your response, please quantify the revenues from SaaS and managed services separately for each period presented.
Response: We respectfully acknowledge the Staff’s comment and reference to Rule 5-03(b)(1) and (2) of Regulation S-X with respect to our reporting of revenues for our software-as-a-service

Division of Corporation Finance
Office of Technology
February 5, 2025

(“SaaS”) and managed services subscription offerings. For clarification, the Company’s SaaS and managed services subscription offerings provide access to a suite of the Company’s application security, networking and delivery products through the convenience of a hosted deployment model over a ratable subscription term. Although our SaaS and managed services solutions are delivered via a different deployment method than our traditional systems line of business, the core technologies and benefits are similar. The underlying product offerings found within our SaaS and managed services offerings include both software and service elements that are inseparable from one another. Accordingly, we view our SaaS and managed services subscription offerings as indistinguishable from our other product offerings, regardless of delivery mechanism and consumption model1.

Net revenues from our SaaS and managed services product offerings are not greater than the threshold established under Rule 5-03(b). Below, the Company has provided the net revenues and percentage of total net revenues from its SaaS and managed services offerings, which are as follows:

	Years Ended September 30,
	2024	2023	2022
Net revenues from SaaS and managed services	$193,201	$203,327	$199,250
Total net revenues	2,816,120	2,813,170	2,695,829
As a percentage of total net revenues	6.8%	7.2%	7.4%
Amounts in thousands, except percentages

The Company respectfully advises the Staff that it has considered Rule 5-03(b) of Regulation S-X regarding its presentation of both revenues and the related costs and expenses, including separately for each item outlined in the subcaptions of Rule 5-03(b)(1) and (2). There is limited guidance on interpreting the requirements of Rule 5-03(b) in this context and the terms “revenue from services” and “tangible products” are not specifically defined, and the Company believes there is diversity in practice in presenting revenues and cost of revenues for SaaS and managed services.

The Company’s annual disaggregated revenue disclosures found in its 2024 Form 10-K filing within footnote 2 – Revenue from Contracts with Customers, along with the additional information found within Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 37-39, provide supplementary information about the Company’s net revenues generated from its various offerings. The Company believes that the current presentation, when read in conjunction with the information in footnote 2, best reflects the economic substance of its business and, accordingly, provides investors with the most useful information about these revenue streams of the business. In acknowledgement of the Staff’s comment, we will continue to monitor the magnitude of net revenues from our SaaS and managed services offerings and consider whether such revenues warrant a change in presentation.

1For context, the Company’s net services revenues are comprised of sales of the Company’s post-contract customer support (“PCS”), consulting, trainings, warranty and RMA service contracts, which are pure service solutions.

Division of Corporation Finance
Office of Technology
February 5, 2025

Form 8-K Furnished on January 28, 2025
Non-GAAP Measures

2.Please revise to provide a reconciliation of your non-GAAP measures gross profit, gross margin, operating profit and operating margin to their respective GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Response: We respectfully acknowledge the Staff’s comment and reference to Item 10(e)(1)(i)(B) of Regulation S-K and will, in applicable future filings, provide a reconciliation of gross profit, gross margin, operating profit and operating margin to their respective GAAP measures.

* * * *
        If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 206-272-6519. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ EDWARD C. WERNER
Edward C. Werner
Chief Financial Officer

cc:    Scot Rogers, Executive Vice President and General Counsel (F5, Inc.)